Baby Fox International, Inc.
Shanghai Minhang, District
89 Xinbang Road, Suite 305-B5, PRC

June 21, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549

Re:	Baby Fox International, Inc.
Amendment to Registration Statement on Form S-1
File No. 333-150835
Filed April 23, 2010

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Baby Fox International, Inc. (the “Company”) dated May 7, 2010.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General Comments

Staff Comment 1.          Please note the need to update disclosure throughout your document to reflect the passage of time and changes to your business and business plans.  For example, your Management’s Discussion and Analysis Overview continues to address your Store Expansion Plan while disclosure elsewhere suggests you are backing away from aggressive store expansion to preserve cash.  We further note that you do not appear to have updated your discussions under Certain Relationships and Related Transaction or Selling Stockholders.  This list is non-exhaustive.  Please update as appropriate.

Response: We have updated disclosure through out the registration statement to reflect the passage of time and changes to our business and business plans.  Specifically, it is still our target to open more than 200 retail stores in the next few years, but due to liquidity constraint, the expansion pace will be slower than originally expected with a focus on location selection, improving sales at current stores and closing down non-performing stores.  We have also updated our discussion in the Certain Relationship and Related Transactions section to reflect the latest information. There has been no change to the Selling Stockholder section.

Mr. Reynolds
United States Securities and Exchange Commission
June 21, 2010

Summary of Financial and Operating Information, page 6

Staff Comment 2.          Please revise to disclose, consistent with your previous disclosure and comment letter response, that the dividends are payable to Fengling Wang or advise.

Response: We have revised the registration statement to reflect that the dividends are payable to Fengling Wang.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Staff Comment 3.          The paragraph beginning “We had 174 stores open…” on page 23 is substantially repeated on page 27.  Please revise to consolidate and avoid unnecessary repetition.  If your actions or strategy impacts multiple periods, consider moving a general discussion of the action or strategy into the Overview.

Response: We have revised our discussion to avoid the substantial repetition of the same information.

Results of Operations, page 23

Staff Comment 4.          Please revise your discussion to briefly explain why comparable store sales increased 18% for the three month period ended December 31, 2009 while total sales at existing stores declined during the same timeframe.

Response: The definition of existing stores is different from comparable stores. Existing stores refers to stores that have been in existence throughout the reporting period while comparable stores refer to stores that have been in existence for at least 12 months as of the reporting date. The scope is different. Due to rapid store expansion during the recent years, the number of comparable stores can be substantially smaller than that of the existing stores.

To avoid the confusion, we chose to remove the discussion of existing store sales from the Management Discussion and Analysis section, but keep the discussion of comparable store sales.

Staff Comment 5.          Please explain the reason(s) why your bad debt expense increased during the three and six month period and quantify the increase in dollar and percentage terms.  Also please clarify whether accounts receivable and bad debt expenses are increasing at a faster rate than your sales in your Liquidity and Capital Resources discussion.

Response: The Company in general has arranged 60-day collection terms with shopping malls if not otherwise specified. For the three and six months ended December 31, 2009, no bad debt allowance was provided, because the total amount overdue by 30 days (aged more than 90 days) was not material.

As of June 30, 2009, we saw some increase in the overdue amount and to be prudent, $176,803 was provided as allowance for doubtful accounts, about 5% of the total accounts receivable balance as of June 30, 2009.

As of December 31, 2009, we further accrued $99,901 allowance for the increase in accounts receivable balances. The bad debt allowance balance was $276,704 as of December 31, 2009 and continued to be around 5% of the total accounts receivable balance.

Mr. Reynolds
United States Securities and Exchange Commission
June 21, 2010

Despite most of our accounts receivable balances being current (within 60 days), we have seen an increase in the percentage of balance aged more than 90 days. The majority of the increase was dues from parties, to whom we also owed agency fees. We are trying to reach agreements with those parties to offset the balances. Expect for the above disclosure regarding the increase in accounts receivables, we have provided full allowance for the remainder. For the three months ended March 31, 2010, the additional allowance provided was $411,196 and $511,097 for the nine months ended March 31, 2010. The balance of bad debt allowance was $687,900, representing 13% of the total accounts receivable balance as of March 31, 2010.

The Company has had a short operation history. In view of the rapid expansion of our business since inception, we believe that we have been very prudent in providing sufficient allowance for ageing accounts receivable balances despite the fact that we have never had any actual bad debt losses so far.

We have amended registration statement to include the information discussed in this response.

Liquidity and Capital Resources

Comparison of Six Months Ended December 31, 2009 and 2008

Net Cash Provided by (used in) Operating Activities, page 23

Staff Comment 6.          We note you have attributed the increase in accounts receivable from $3,261,343 at June 30, 2009 to $4,934,761 at December 31, 2009 to business expansion and sales increases.  However, it appears that the rate of growth in accounts receivable substantially exceeds the increase in sales revenue.  Please provide additional disclosure regarding your accounts receivable balance including the expected time of collections and management’s assessment of the collectability of the outstanding balances.  Your revised disclosure should also provide a discussion of the steps being taken to improve the timing of collections on your accounts receivable balances.

Response: The increase in account receivable from $3,261,343 at June 30, 2009 to $4,934,761 at December 31, 2009 is mainly due to business expansion and sales increases, which exerted the impact in two ways. On the one hand, sales increases contributed to the larger amount outstanding accounts receivable to be collected from shopping malls, with which we generally have established 60-day collection terms. On the other hand, sales increase led to additional agency fees payable to agents, which is accrued based on store sales. Some of those agents are, at the same time, shopping mall operators that owe us the retail sales proceeds. As of December 31, 2009, we have identified over $1 million accounts receivable that can be offset against the agent fees payable. We are trying to reach agreements with those counterparties for this matter.

As mentioned in our response to Staff Comment 5, we are closely monitoring the accounts receivable balances and taking a very prudent approach to estimate the bad debt allowance.

We have amended the registration statement as requested.

Mr. Reynolds
United States Securities and Exchange Commission
June 21, 2010

Consolidated Financial Statements for the Years Ended June 30, 2009 and 2008

General

Staff Comment 7.          Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X, and provide a currently dated consent from your independent accountant with any amendments.

Response: We have provided updated financial information per Rule 8-08 of Regulation S-x and provided a currently updated consent from our independent accountant with the amended registration statement.

Part II
Exhibit 5.1

Staff Comment 8.          Please file the consent from Holland & Hart to be named in the registration statement.

Response: Consent from Holland & Hart to be named in the registration statement is included in the amended registration statement as requested.

In addition to the revisions made in response to the Staff Comments, the parties to option agreements dated May 6, 2008 agreed to rescind the option agreements due to accounting reasons.  The options agreements were entered into among the sole shareholder of Baby Fox Limited, Hitoshi Yoshida and Jieming Huang, Jieping Huang and Linyin Wang to permit the acquisition of the equity of Baby Fox Limited by Jieming Huang, Jieping Huang and Linyin Wang over time.  At the time of the rescission, only 30% of the options were vested and no options had been exercised.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Jieming Huang
Jieming Huang
President and Chief Executive Officer

Enclosures
CC:	Matthew Z. Chang
The Crone Law Group